October 6, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street N.E.
Washington, D.C. 20549

Attn:    Ms. Kathryn Jacobson
Mr. Robert Littlepage

Re:     Illinois Tool Works, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed February 12, 2021
Form 10-Q/A for the Quarterly Period Ended June 30, 2021
Filed August 6, 2021
Form 8-K filed July 30, 2021
File No. 001-04797

Dear Ms. Jacobson and Mr. Littlepage:

Illinois Tool Works Inc. (the "Company" or "ITW") hereby submits its response to your comment letter dated September 28, 2021 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission (the "Commission") on February 12, 2021, Form 10-Q/A for the quarterly period ended June 30, 2021 filed with the Commission on August 6, 2021, and Form 8-K filed with the Commission on July 30, 2021. To facilitate your review, the full text of each of your comments is set forth below in italics followed by ITW’s response.

Form 10-K for the Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations, page 22

1.In connection with your year-over-year discussion of Free cash flow on pages 23-24, please present with equal or greater prominence, the most directly comparable liquidity measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

ITW Response:

In future filings, pursuant to Item 10(e)(1)(i)(A) of Regulation S-K, the Company will ensure that its year-over-year discussion of free cash flow includes a presentation of net cash provided by operating activities, which the Company believes is the most directly comparable liquidity measure calculated and presented in accordance with GAAP, with equal or greater prominence to the presentation of free cash flow.

Form 10-Q/A for the Quarterly Period Ended June 30, 2021
After-tax Return on Average Invested Capital, page 27
2.Please make clear what measures you deem as GAAP versus non-GAAP and provide the appropriate captions. Please reconcile the non-GAAP measure(s) to the most directly comparable financial measure(s) calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Additionally, please disclose how you derived "Average invested capital" and "After-tax return on average invested capital." It appears that After-tax return is based on an annualized amount (i.e., TTM or similar).

ITW Response:

In future filings, pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, the Company will revise its disclosures to clarify that the amounts reported in the Company's financial statements are used to determine operating income and total invested capital. Additionally, the Company will disclose how it derived "Average invested capital" and "After-tax return on average invested capital," which is annualized for interim periods based on the period presented. The expanded disclosure is as follows, with the new disclosures underlined:

"The Company uses after-tax return on average invested capital ("After-tax ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. After-tax ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate After-tax ROIC. Operating income and each of the invested capital balances are the GAAP amounts reported in the Company's financial statements. Operating income after taxes is a non-GAAP measure consisting of operating income as reported in the Company's financial statements less income taxes calculated based on the Company's effective tax rate for the period. For comparability, the Company excluded the second quarter discrete tax benefit of $112 million from the effective tax rate for the three and six month periods ended June 30, 2021. ~~Average~~Total invested capital represents the net assets of the Company, ~~excluding~~ other than cash and equivalents and outstanding debt~~,~~ which ~~are excluded as they~~ do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter within each of the periods presented. After-tax ROIC is calculated by dividing operating income after taxes by average invested capital for the period presented, and is annualized for interim periods."

Form 8-K filed July 30, 2021
Exhibit 99.1
GAAP to Non-GAAP Reconciliation (Unaudited)
Free Cash Flow (Unaudited), page 7
3.We note your presentation of Free cash flow to net income conversion rate. Please present with equal or greater prominence, the most directly comparable financial ratio calculated and presented in accordance with GAAP. Further disclose the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors. Refer to Item 10(e)(1)(i)(A) and (C) of Regulation S-K.

ITW Response:

In future filings, the Company will include in its GAAP to Non-GAAP reconciliation a presentation of "Net cash provided by operating activities as a percentage of net income," which the Company believes is the most directly comparable GAAP financial measure, with equal or greater prominence to "Free cash flow to net income conversion rate," pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Additionally, the Company will disclose the reasons why it believes that presentation of the non-GAAP financial measure provides useful information to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. The expanded disclosure is as follows, with the new disclosures underlined:

"The Company uses free cash flow to measure cash flow generated by operations that is available for dividends, share repurchases, acquisitions and debt repayment. The Company believes this non-GAAP financial measure, along with free cash flow to net income conversion rate, ~~is~~are useful to investors in evaluating the Company’s financial performance and measures the Company's ability to generate cash internally to fund Company initiatives. Free cash flow represents net cash provided by operating activities less additions to plant and equipment. Free cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies."

If you have any questions regarding any of the above responses, please do not hesitate to contact the undersigned at 224-661-7414.

Sincerely,

/s/ Randall J. Scheuneman

Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025